UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Turquoise Hill Resources Ltd.

(Name of the Issuer)

Turquoise Hill Resources Ltd.

Rio Tinto plc

Rio Tinto International Holdings Limited

7999674 Canada Inc.

46117 Yukon Inc.

535630 Yukon Inc.

(Names of Persons Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

900435108

(CUSIP Number of Class of Securities)

Dustin Isaacs Turquoise Hill Resources Ltd. Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada, +1 514-848-1567	Steven Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom +44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1 212-373-3000	Alex Moore Blake, Cassels & Graydon LLP 199 Bay St., Suite 4000 Toronto, Ontario M5L 1A9 +1 416-863-2400	Steve Malas Norton Rose Fulbright Canada LLP 1 Place Ville Marie Montreal, Quebec H3B 1R1 +1 514-847-4747	Shea Small McCarthy Tétrault LLP Box 48, Suite 5300 TD Bank Tower Toronto, Ontario M5K 1E6 +1 416-362-1812	Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1 212-558-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 3 to Schedule 13E-3 (together with the exhibits hereto, this “Amended Schedule 13E-3” or “Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2022 (as amended by Amendment No. 1 to Schedule 13E-3, filed with the SEC on October 12, 2022 and Amendment No. 2 to Schedule 13E-3, filed with the SEC on November 3, 2022, together, the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of Yukon, Canada and the issuer of the common shares, no par value (the “Shares”) that is subject to the Rule 13e-3 transaction (“Turquoise Hill” or the “Corporation”); (ii) Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (the “Parent”); (iii) Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales (“RTIH” or the “Purchaser”); (iv) 7999674 Canada Inc., a company incorporated under the federal laws of Canada (“7999674 Inc.”); (v) 46117 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“46117 Inc.”); and (vi) 535630 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“535630 Inc.” and, together with the Parent, the Purchaser, 7999674 Inc. and 46117 Inc., the “Rio Tinto Filers”).

On September 5, 2022 the Corporation, the Purchaser and the Parent entered into an Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), which provides for, among other things, the acquisition by the Purchaser, a wholly owned subsidiary of the Parent, of all of the issued and outstanding Shares of the Corporation that the Parent or its affiliates do not directly or indirectly own for C$43.00 in cash per Share (the “Consideration”) through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 195 of the Business Corporations Act (Yukon) (“YBCA”), pursuant to which the Corporation would become an indirectly wholly owned subsidiary of the Parent (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the Corporation’s shareholders (the “Meeting”) was initially called for November 1, 2022 to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Corporation has since determined to postpone the Meeting, and correspondingly the deadline for the Shareholders to validly exercise Dissent Rights in connection with the Arrangement and the deadline for the submission of proxies by the Shareholders. As of the date hereof, the Corporation has not set a date for such Meeting or for either of the foregoing deadlines. The Circular has been provided to the Corporation’s shareholders pursuant to applicable Canadian law. Capitalized terms used but not expressly defined in this Amended Schedule 13E-3 are given the respective meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.

All information set forth in this Amended Transaction Statement should be read in conjunction with the information contained or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference to, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 4. Terms of the Transaction

Item 4 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

(a)(2) Mergers or Similar Transactions.

The disclosure set forth in Items 4(d) and 8(a) of this Amended Schedule 13E-3 is hereby incorporated by reference.

(c) Different Terms.

The disclosure set forth in Items 4(d) and 8(a) of this Amended Schedule 13E-3 is hereby incorporated by reference.

(d) Appraisal Rights.

As previously disclosed, on November 1, 2022, the Purchaser and the Parent entered into agreements (each, a “Named Shareholder Agreement”) with certain Minority Shareholders related to Pentwater Capital Management LP and Sailingstone Capital Partners LLC (such Minority Shareholders collectively, the “Named Shareholders”) holding in aggregate 32,617,578 Shares, pursuant to which, among other things, each Named Shareholder agreed (i) to withhold (or cause to be withheld) its vote on all of its Shares eligible to be voted at any special meeting of the Corporation where shareholders are called to vote upon the Arrangement, or at any adjournment or postponement thereof, (ii) to certain restrictions on its ability to transfer its Shares and (iii) to conduct proceedings in respect of the Named Shareholders’ Dissent Rights (as defined in the Arrangement Agreement), as well as certain other oppression claims against the Purchaser and its affiliates by confidential binding arbitration in accordance with the terms of the applicable Named Shareholder Agreement.

On November 17, 2022, the Purchaser and the Parent entered into agreements (the “Termination Agreements”) with the Named Shareholders, pursuant to which the Purchaser, the Parent and the Named Shareholders have agreed to terminate each of the Named Shareholder Agreements. Pursuant to the Termination Agreements, the provisions of the Named Shareholder Agreements are terminated and neither the Purchaser, the Parent nor any of the Named Shareholders have any further liability or obligation among themselves thereunder. Other than the Termination Agreements, there is no agreement, understanding or commitment between the Purchaser or the Parent, on the one hand, and any of the Named Shareholders on the other hand, including in any way related to the Arrangement Agreement, any oppression or other claims of the Named Shareholders or any of their respective affiliates or any other matter.

On November 17, 2022, the Parent issued a press release (the “Update Press Release”), a copy of which is attached hereto as Exhibit (a)(5)(xiv). As set forth in the Update Press Release, in addition to announcing entry into the Termination Agreements, the Parent also reaffirmed that all Minority Shareholders (including the Named Shareholders) have access to the same Dissent Rights and statutory processes in accordance with the provisions of Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement, as set forth in further detail in the Corporation’s Circular.

As described in the Update Press Release, the Parent has also irrevocably committed to the following (the “Modified Procedures”):

•	Waive the 12.5% dissent condition in respect of the Arrangement, provided the Shares for which Dissent Rights are validly exercised do not exceed 17.5% of Shares outstanding;

•

Pay C$34.40 per Share (the “Upfront Payment”) to any Shareholder who validly dissents to the Arrangement (a “Dissenting Shareholder”) and elects to receive such amount (an “Electing Shareholder”) within two Business Days of the effective date of the Arrangement (the “Effective Date”);

•

Pay to an Electing Shareholder interest at the Canada 1 Year Treasury Bill Yield on any balance of “fair value” that becomes payable under the dissent process over and above the Upfront Payment up to C$43.00 per Share, calculated from the Effective Date to the date of any such payment, provided that no other interest shall be payable to an Electing Shareholder in respect of any fair value payment; and

•

Allow any oppression claims by any Minority Shareholders, including Electing Shareholders, against the Corporation, the Parent or their respective affiliates to survive the Arrangement and be pursued following the Effective Date, where such claims are served on or provided to the Corporation and the Parent no later than seven days following the Effective Date.

As set forth in the Update Press Release, the Parent also confirmed that there is no floor or minimum to the determination of “fair value” under any dissent proceedings and no assurance can be provided that Dissenting Shareholders will receive the full amount of the Consideration or more in the aggregate for their Shares, or in the case of Electing Shareholders, more than the Upfront Payment. The Parent recommends that Minority Shareholders seek independent legal advice if they wish to exercise their Dissent Rights in respect of the Arrangement.

As a result of the termination of the Named Shareholder Agreements, there is no assurance that any of the Named Shareholders will continue to withhold their vote or whether any of them will vote for or against the Arrangement.

On November 18, 2022, the Corporation issued a press release (the “Turquoise Hill November 18, 2022 Press Release”), a copy of which is attached hereto as Exhibit (a)(5)(xv). As set forth in the Turquoise Hill November 18, 2022 Press Release, the Corporation acknowledged and restated certain of the Parent’s statements contained in the Update Press Release and disclosed above. In addition, the Turquoise Hill November 18, 2022 Press Release disclosed that the Corporation intends to apply to the Court for an amended Interim Order to, among other things, set a new date for the Meeting at which Shareholders will consider and, if deemed advisable, approve the Arrangement Resolution. The Turquoise Hill November 18, 2022 Press Release also disclosed that the Corporation would provide further disclosure to Shareholders, including with respect to the date of the Meeting, following the receipt of the amended Interim Order and that Shareholders are not required to take any action at this time.

The foregoing descriptions of the Termination Agreements, the Update Press Release and the Turquoise Hill November 18, 2022 Press Release do not purport to be complete and they are qualified in their entirety by reference to Exhibit (d)(v), (d)(v)(i), (a)(5)(xiv) and (a)(5)(xv), respectively, which are incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

Item 5 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

(e) Agreements Involving the Subject Company’s Securities.

The disclosure set forth in Items 4(d) and 8(a) of this Amended Schedule 13E-3 is hereby incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

Item 7 of the Initial Schedule 13E-3 is hereby supplemented by inclusion of the following:

(c) Reasons

Rio Tinto’s Purposes and Reasons for the Arrangement

A primary reason for the Parent and the Purchaser to enter into the Named Shareholder Agreements was to permit the Parent, the Purchaser and the Named Shareholders to resolve the dissent proceedings with respect to such Named Shareholders pursuant to a timely, private and confidential dispute resolution process and to reduce the resources that the Purchaser and the Parent would require to resolve these matters following the consummation of the Arrangement, which the Purchaser and the Parent believed would allow them to better support the Corporation’s significant financing needs and to work more effectively with Erdenes in a stronger partnership to realize the full potential of Oyu Tolgoi.

However, based on feedback from Minority Shareholders and securities regulators, and in order to ensure that all such Minority Shareholders have equal economic and procedural entitlements regarding Dissent Rights, without hindering their ability to undertake the dissent process provided for under Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement, the Parent and the Purchaser determined to enter into the Termination Agreements.

As set forth in the Update Press Release, a primary reason for the Parent and the Purchaser to enter into the Termination Agreements and to undertake to provide the Modified Procedures is to provide equal treatment of all Minority Shareholders on the terms disclosed in the Update Press Release.

The foregoing descriptions of the Termination Agreements and the Update Press Release do not purport to be complete and they are qualified in their entirety by reference to Exhibit (d)(v), (d)(v)(i) and (a)(5)(xiv), respectively, which are incorporated herein by reference.

(d) Effects

Benefits of the Termination Agreements and the Modified Procedures to the Minority Shareholders

A primary benefit of the Termination Agreements to all Minority Shareholders is that all Minority Shareholders, including the Named Shareholders, have equal economic and procedural Dissent Rights.

As set forth in the Update Press Release, all Electing Shareholders shall be entitled to receive the Upfront Payment within two Business Days of the Effective Date. All Electing Shareholders shall also be entitled to interest at the Canada 1 Year Treasury Bill Yield on any balance of “fair value” that becomes payable under the dissent process over and above the Upfront Payment up to C$43.00 per Share.

Furthermore, as set forth in the Update Press Release, the Parent will allow any oppression claims by any Minority Shareholders, including Electing Shareholders, against the Corporation, the Parent or their respective affiliates to survive the Arrangement and be pursued following the Effective Date, where such claims are served on or provided to the Corporation and the Parent no later than seven days following the Effective Date.

As a whole, the Modified Procedures offer benefits to all Minority Shareholders that were not available under the terms of the Arrangement prior to the Termination Agreements and the irrevocable commitments set forth by the Parent in the Update Press Release.

The foregoing descriptions of the Termination Agreements and the Update Press Release do not purport to be complete and they are qualified in their entirety by reference to Exhibit (d)(v), (d)(v)(i) and (a)(5)(xiv), respectively, which are incorporated herein by reference.

Detriments of the Modified Procedures to the Minority Shareholders

A primary detriment for Electing Shareholders is that they will forego any right to receive interest on the fair value amount above C$43.00 per Share remaining to be paid, if any, following the conclusion of the applicable dissent proceedings (or any settlement thereof).

As set forth in the Update Press Release, the Parent intends to vigorously defend any dissent proceedings. There is therefore no assurance that Dissenting Shareholders will receive the full amount of the Consideration or more in the aggregate for their Shares, or in the case of Electing Shareholders, more than the Upfront Payment.

The foregoing descriptions of the Termination Agreements and the Update Press Release do not purport to be complete and they are qualified in their entirety by reference to Exhibit (d)(v), (d)(v)(i) and (a)(5)(xiv), respectively, which are incorporated herein by reference

Item 8. Fairness of the Transaction

Item 8 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

(a), (b) Fairness; Factors Considered in Determining Fairness.

The disclosure set forth in Item 5(e) of the Initial Schedule 13E-3 and Item 4(d) of this Schedule 13E-3 is hereby incorporated by reference.

As disclosed in Item 4(d) of this Schedule 13E-3, on November 17, 2022, the Purchaser and the Parent entered into Termination Agreements with the Named Shareholders pursuant to which the Purchaser, the Parent and the Named Shareholders have agreed to terminate each of the Named Shareholder Agreements. As set forth in the Update Press Release, all Minority Shareholders, including the Named Shareholders, will have equal economic and procedural Dissent Rights provided for under Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. Further, all Minority Shareholders, including the Named Shareholders, may elect to utilize the Modified Procedures as set forth in the Update Press Release. This optionality provides additional benefits to Dissenting Shareholders not available under the dissent proceedings previously contemplated under the Arrangement.

As set forth in the Update Press Release, a primary reason of Parent and the Purchaser to enter into the Termination Agreements and undertake to provide the Modified Procedures is to provide equal treatment of all Minority Shareholders on the terms disclosed in the Update Press Release. The Modified Procedures entitle all Minority Shareholders, including the Named Shareholders, who validly dissent to the Arrangement to opt to receive the Upfront Payment.

As set forth in Item 4(d) of this Amended Schedule 13E-3, each Electing Shareholder will be entitled to receive the Upfront Payment within two Business Days of the Effective Date. All Electing Shareholders shall also be entitled to interest at the Canada 1 Year Treasury Bill Yield on any balance of “fair value” that becomes payable under the dissent process over and above the Upfront Payment up to C$43.00 per Share. No other interest will be payable to any Electing Shareholder on any amounts payable, if any, following the conclusion of the applicable arbitration or court dissent proceedings (or any settlement thereof).

The Termination Agreements do not in any way affect the rights or ability of any Minority Shareholder (including the Named Shareholders) to receive the Consideration upon consummation of the Arrangement or to exercise Dissent Rights under Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement, in accordance with the terms described in the Circular. As provided for in the Update Press Release, all Minority Shareholders, including the Named Shareholders, are entitled, at their option, to utilize the Modified Procedures.

The Parent and the Purchaser, after taking into consideration the Termination Agreements, together with additional rights available to Minority Shareholders contemplated by the Update Press Release, including the Modified Procedures, do not believe that the Termination Agreements or the rights contemplated by the Update Press Release, including the Modified Procedures, negatively affect any of the reasons or factors considered by the Parent or the Purchaser in evaluating the fairness of the Arrangement to the Corporation’s unaffiliated security holders, each as described in the Circular. Instead, the Parent and the Purchaser believe the Modified Procedures provide Minority Shareholders with additional entitlements not previously contemplated and which collectively enhance the fairness of the Arrangement to the Minority Shareholders. The Parent and the Purchaser continue to believe that the Arrangement is fair to the Corporation’s unaffiliated security holders, including both the Named Shareholders and the Minority Shareholders, for the reasons set forth in the Circular and this Amended Schedule 13E-3.

The foregoing descriptions of the Arrangement Agreement, the Termination Agreements and the Update Press Release do not purport to be complete and they are qualified in their entirety by reference to Exhibit (d)(i), (d)(vi), (d)(vii) and (a)(5)(xiv), respectively, which are incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)*	Management Information Circular of Turquoise Hill Resources Ltd. dated September 27, 2022

(a)(2)(ii)*	Form of Proxy Card

(a)(2)(iii)*	Voting Instruction Form

(a)(2)(iv)*	Letter of Transmittal

(a)(2)(v)*	Notice of Special Meeting of Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(2)(vi)*	Letter to Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(5)(i)*	Press release of Turquoise Hill Resources Ltd. dated September 5, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 6, 2022)

(a)(5)(ii)*	Press release of Rio Tinto plc dated September 6, 2022 (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(a)(5)(iii)*	Other Shareholder Materials

(a)(5)(iv)*	Press release of Turquoise Hill Resources Ltd. dated September 29, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 29, 2022)

(a)(5)(v)*	Press release of Turquoise Hill Resources Ltd. dated October 4, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 4, 2022)

(a)(5)(vi)	Press Release of Turquoise Hill Resources Ltd. dated October 12, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 12, 2022)

(a)(5)(vii)	Press Release of Turquoise Hill Resources Ltd. dated October 19, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 19, 2022)

(a)(5)(viii)	Press Release of Turquoise Hill Resources Ltd. dated October 24, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 24, 2022)

(a)(5)(ix)	Press Release of Turquoise Hill Resources Ltd. dated October 26, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 26, 2022)

(a)(5)(x)	Press Release of Turquoise Hill Resources Ltd. dated October 31, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 31, 2022)

(a)(5)(xi)	Press Release of Turquoise Hill Resources Ltd. dated November 1, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 1, 2022)

(a)(5)(xii)	Press Release of Rio Tinto plc dated November 1, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 2, 2022)

(a)(5)(xiii)	Press Release of Turquoise Hill Resources Ltd. dated November 2, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 2, 2022)

(a)(5)(xiv)	Press Release of Rio Tinto International Holdings Limited dated November 17, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 17, 2022)

(a)(5)(xv)	Press Release of Turquoise Hill Resources Ltd. dated November 18, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 18, 2022)

(c)(i)*	Formal Valuation and Fairness Opinion of TD Securities Inc. (incorporated herein by reference to Appendix C to the Circular)

(c)(ii)*	Fairness Opinions of BMO Nesbitt Burns Inc. (incorporated herein by reference to Appendix D to the Circular)

(c)(iii)**	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on June 27, 2022

(c)(iv)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 11, 2022

(c)(v)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 14, 2022

(c)(vi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 7, 2022

(c)(vii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 8, 2022

(c)(viii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 25, 2022

(c)(ix)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 30, 2022

(c)(x)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 31, 2022

(c)(xi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on September 5, 2022

(c)(xii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on June 27, 2022

(c)(xiii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on July 6, 2022

(c)(xiv)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on August 31, 2022

(d)(i)*	Arrangement Agreement dated September 5, 2022, among Turquoise Hill Resources, Rio Tinto International Holdings Limited and Rio Tinto plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(d)(ii)*	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall, on the other hand (incorporated herein by reference to Exhibit E to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(d)(iii)*	Agreement, dated November 1, 2022, among Pentwater Capital Management LP and the other parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 1, 2022)

(d)(iv)*	Agreement, dated November 1, 2022, among Sailingstone Capital Partners LLC and the other the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 1, 2022)

(d)(v)	Termination Agreement, dated November 17, 2022, among Pentwater Capital Management LP and the other parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 17, 2022)

(d)(vi)	Termination Agreement, dated November 17, 2022, among Sailingstone Capital Partners LLC and the other the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 17, 2022)

(e)(i)*	Third Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(ii)*	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 6, 2022 (incorporated herein by reference to Exhibit D to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(iii)*	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on August 31, 2022)

(e)(iv)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on May 19, 2022)

(e)(v)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on January 25, 2022)

(e)(vi)*	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated April 9, 2021 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on April 9, 2021)

(f)(i)*	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)*	Section 193 of the Yukon Business Corporation Act – Rights of Dissenting Shareholders (incorporated herein by reference to Appendix G to the Circular)

107*	Filing Fee Table

*	Previously filed.
**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Steve Thibeault
Name: Steve Thibeault
Title: Interim Chief Executive Officer

Date: November 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO PLC

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Date: November 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

Date: November 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7999674 CANADA INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: November 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

46117 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: November 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

535630 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: November 21, 2022